SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13D/A
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)

                          ACADIANA BANCSHARES, INC.
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                              (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
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                       (Title of Class of Securities)


                                004280  10 3
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                               (CUSIP Number)


                            Gerald G. Reaux, Jr.
                          Acadiana Bancshares, Inc.
                          200 West Congress Street
                         Lafayette, Louisiana 70501
                               (337) 232-4631
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                              January 22, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                            (Page 1 of 6 Pages)



CUSIP No.  004280  10 3            13D/A                      Page 2 of 6 Pages


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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Gerald G. Reaux, Jr.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                        |
  NUMBER OF SHARES      |   7      SOLE VOTING POWER
 BENEFICIALLY OWNED     |
 BY EACH REPORTING      |          90,202
    PERSON WITH         |------------------------------------------------------
                        |
                        |   8      SHARED VOTING POWER
                        |
                        |          10,466
                        |------------------------------------------------------
                        |
                        |   9      SOLE DISPOSITIVE POWER
                        |
                        |          90,202
                        |------------------------------------------------------
                        |
                        |  10      SHARED DISPOSITIVE POWER
                        |
                        |          10,466
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,668
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
      CERTAIN SHARES

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%*
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14    TYPE OF REPORTING PERSON

      IN
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__________________________

* The Reporting Person's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.



CUSIP No.  004280  10 3            13D/A                      Page 3 of 6 Pages


                       AMENDMENT NO. 1 TO SCHEDULE 13D


     This Amendment No. 1 to Schedule 13D is filed by Gerald G. Reaux, Jr., as an amendment to the Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share of Acadiana BancShares, Inc. filed with the Securities and Exchange Commission. The Statement is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER.

     Item 1 of the Statement is hereby amended and restated in its entirety to read as follows:

               The securities as to which this Schedule 13D relates are the shares of common stock, $.01 par value per share ("Common Stock"), of Acadiana BancShares, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 200 West Congress Street, Lafayette, Louisiana 70501.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Statement is hereby amended and restated in its entirety to read as follows:

               (a)  Gerald G. Reaux, Jr. ("Reporting Person").

               (b) The Reporting Person's business address is the Issuer's principal executive office, 200 West Congress Street, Lafayette, Louisiana 70501.

               (c) The Reporting Person is the President and Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer. The Issuer's name and address are as provided in Item 1.

               (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

               (f)  The Reporting Person is a United States citizen.




CUSIP No.  004280  10 3            13D/A                      Page 4 of 6 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

               The Reporting Person beneficially owns 4,807 shares of Common Stock granted pursuant to the Issuer's Recognition and Retention Plan ("RRP"), which are held in the RRP Trust; 30,771 shares of Common Stock held directly; and 6,661 shares of Common Stock which have been allocated to the Reporting Person's account in the Issuer's Employee Stock Ownership Plan ("ESOP"). The Reporting Person acquired beneficial ownership of 3,055 shares through his retirement plan. The Reporting Person also has been granted options to purchase an aggregate of 54,624 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within sixty (60) days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person. The Reporting Person's spouse owns 750 shares of Common Stock in her Individual Retirement Account which may be considered to be beneficially owned by the Reporting Person. All purchases by the Reporting Person were made with personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

               (a) The Reporting Person beneficially owns 100,668 shares of Common Stock which represents approximately 7.0% of the outstanding shares of Common Stock upon exercise of the Reporting Person's options. At the date hereof, 1,327,821 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

               (b) The Reporting Person has sole voting and dispositive power with respect to 90,202 shares of Common Stock which includes 4,807 shares held in the RRP Trust which may be voted by him and 54,624 shares of Common Stock which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 750 shares of Common Stock held by his spouse; 6,661 shares of Common Stock held in the ESOP; and 3,055 shares of Common Stock held in his retirement plan.

                    The Reporting Person was granted 68,281 options on January 22, 1997 pursuant to the Issuer's stock option plan which vest and become exercisable over five years, at the rate of 20% per year, commencing one year from the date of grant.




CUSIP No.  004280  10 3            13D/A                      Page 5 of 6 Pages

               (c) On January 22, 2001, 13,656 options granted pursuant to the Issuer's stock option plan vested and became exercisable. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

               (d)  Not Applicable.

               (e)  Not Applicable.





















CUSIP No.  004280  10 3            13D/A                      Page 6 of 6 Pages


                                Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.





                                        /s/ Gerald G. Reaux, Jr.
                                        ------------------------------
                                            Gerald G. Reaux, Jr.




                                        Date: April 2, 2001